February 4, 2020

Via EDGAR Transmission
Mara Ransom
Chief
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	OneWater Marine Inc. Registration Statement on Form S-1 File No. 333-232639

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and SunTrust Robinson Humphrey, Inc., as representatives of the several underwriters, hereby join in the request of OneWater Marine Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 P.M., Washington, D.C. time, on February 6, 2020, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.	Date of preliminary prospectus: January 27, 2020

ii.	Dates of distribution: January 27, 2020 through the date hereof

iii.	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 1,171

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC. ROBERT W. BAIRD & CO. INCORPORATED SUNTRUST ROBINSON HUMPHREY, INC. As representatives of the several underwriters

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Gareth Hughes
Name: Gareth Hughes
Title: Vice President

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Justin Holsen
Name: Justin Holsen
Title: Managing Director

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ Patrick J. Garrett
Name: Patrick J. Garrett
Title: Managing Director